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May 3, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Orbital Sciences Corporation Form 10-K for the fiscal year ended December 31, 2010 Filed February 28, 2011 Form 10-Q for the quarter ended September 30, 2011 Filed October 27, 2011 File No. 1-14279
Dear Mr. Spirgel:

The purpose of this letter is to provide additional information in connection with comments raised by the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) with regard to Orbital Sciences Corporation’s (herein referred to as we, Orbital or the Company) inclusion of estimated launch and delivery success milestones in estimated total contract revenue used to recognize revenues under the percentage-of-completion method pertaining to the Company’s Commercial Resupply Services (CRS) contract.  We believe that we have made reasonable estimates of the launch and delivery success milestones that have been included in estimated total contract revenue since the inception of the CRS contract in accordance with GAAP.

COTS Research and Development Program

As discussed in the Company’s letter dated March 16, 2012, in February 2008, Orbital entered into the Commercial Orbital Transportation Services (COTS) Space Act Agreement with the National Aeronautics and Space Administration (NASA).  Under this agreement, Orbital is developing a space transportation system to deliver cargo to the International Space Station (ISS).  The COTS agreement is a best-efforts research and development cost-sharing arrangement with NASA and is structured to mitigate risk in the design and operation of a delivery system that will transport cargo to and from the ISS under the CRS contract.

The delivery system consists of the Company’s Cygnus advanced maneuvering spacecraft and pressurized cargo module that will be launched on the Company’s Antares rocket.  The delivery system incorporates adaptations of existing technologies to a new scale and application rather than the development of new or leading edge technology.  Similar technologies and systems have

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been deployed on numerous missions by Russian, Japanese and European space agencies for many years.  For example, since 1978, there have been more than 140 unmanned cargo missions to space stations, with an overall success rate of approximately 99%.   Furthermore, about 50 of these unmanned cargo missions have been to the ISS since 1998, with an overall success rate of 98%.  Much of the technology and systems being employed by the Company are provided by suppliers who have provided similar technologies and systems for operations performed for other similar cargo transport operations.

The Company is well beyond the design stage of this program.  As of March 31, 2012, the Company had expended approximately 93% of the $472 million of costs expected to be incurred in the COTS program and the Company has recognized, as credits to research and development expense, 93% of the $288 million that NASA has agreed to pay to the Company.  By year-end 2012, the COTS program is scheduled to culminate in two significant missions.  The first mission is a test launch of an Antares rocket, currently scheduled for mid-2012.  The second mission, scheduled for the second half of 2012, is a full-scale demonstration launch of an Antares rocket along with a Cygnus spacecraft and cargo module that will dock with the ISS and deliver cargo.

The primary objectives of the COTS research and development program are to design and develop the cargo delivery system, to successfully launch two Antares rockets, and to successfully conduct a full scale demonstration of the Cygnus spacecraft and cargo delivery system.  The achievement of these objectives substantially reduces the risk of potential failure of the Antares rockets and the Cygnus spacecraft and cargo delivery systems that are utilized in the execution of the CRS contract.  The COTS test and demonstration missions will enable the Company and NASA to identify and remedy any concerns identified regarding the reliability of the Antares rocket or the Cygnus cargo delivery system that may need to be addressed before proceeding with any production mission under the CRS contract.   The Company will not proceed with any mission under the CRS contract until the COTS mission objectives are substantially accomplished and until the Company and NASA are highly confident that any issues impacting mission success have been resolved.  If there are any concerns regarding the reliability of the Antares rocket or cargo delivery system, the Company will perform additional work under the COTS research and development program before proceeding with the CRS production missions.  At this time there are no significant unresolved issues or concerns identified in the execution of the COTS program that would lower the Company’s estimates made since the inception of the CRS contract regarding the reliability of the Antares rocket or the Cygnus cargo delivery system.

CRS Contract

Orbital was awarded the CRS indefinite delivery / indefinite quantity / firm-fixed price contract in December 2008 with a total potential contract value of $3.1 billion.  Under the CRS contract, Orbital will transport cargo to the ISS and dispose of cargo from the ISS.  Soon after the award of the CRS contract, Orbital received its first Task Order under this contract (Task Order 1) with a firm contract value of $1.9 billion to deliver a minimum of 20,000 kg of cargo to the ISS over a series of eight missions.  As discussed above, no mission under the CRS contract will be conducted until the objectives of the COTS research and development program have been

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achieved to the satisfaction of the Company and NASA, and until both the Company and NASA are highly confident that the mission will be successful.  The major risks and uncertainties associated with the Antares rocket and Cygnus spacecraft and cargo delivery system are borne by, and will be resolved through, the COTS development program, not the CRS production contract.  The first CRS mission is currently expected to occur in the first half of 2013.

The Company uses the percentage-of-completion method to account for the CRS contract and the Company uses the cost-to-cost method to measure the extent of progress toward completion. As of March 31, 2012, the CRS contract was approximately 37% complete, and from contract inception through March 31, 2012, the Company recognized $703 million of revenue, $668 million of cost and $35 million of profit on the CRS contract.  As of December 31, 2011, the CRS contract was approximately 33% complete, and from contract inception through December 31, 2011, the Company recognized $628 million of revenue, $597 million of cost and $31 million of profit on the CRS contract.

CRS Contract Milestones

In connection with each of the eight CRS missions under Task Order 1, the Company is entitled to bill NASA upon the completion of each of ten milestones, the first eight of which are tied to production activities.  The final two billing milestones are based upon the achievement of launch and cargo delivery success criteria.

There is a launch milestone for each of the eight missions under the CRS contract which account for [***] of contract value in the aggregate.  As noted in the Company’s March 16, 2012 letter, the success criteria are based upon [***].  Accordingly, Orbital believes it can make a reasonably dependable estimate of the revenue expected to be realized and that it will earn [***] launch success milestones.  Since an estimate can be made, we have included [***] milestones in estimated total contract revenue in accordance with ASC 605-35-25.

There is a delivery milestone for each of the eight missions under the CRS contract which account for [***] of contract value in the aggregate.  As noted in the Company’s March 16, 2012 letter, the success criteria are based upon [***].  Orbital may earn all or part of each delivery milestone.  Based upon the Company’s estimates and judgments that were discussed in the March 16, 2012 letter and below, Orbital has the ability to make a reasonably dependable estimate and has included [***] delivery milestones in estimated total contract revenue.

Management’s Judgments

The Company’s revenue recognition policy is to include mission success milestones and incentive and award fees in estimated contract revenue when we are able to make reasonable predictions about whether the performance targets will be achieved and when we are able to make dependable estimates of such amounts based upon our historical experience with similar

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types of activities and other objective criteria.  Furthermore, we believe that GAAP requires the Company to make estimates and judgments each reporting period regarding all of the elements of its contract accounting, including estimates for incentive and award fees.  Accordingly, we include the estimated amount of mission success milestones and incentive and award fees in estimated contract revenue at the inception of each contract, with reassessments made each quarter throughout the period of contract performance.  We also note that Orbital’s revenue recognition policy with respect to incentive and award fees, is consistent with other aerospace and defense contractors, as disclosed in their revenue recognition policy disclosures.

We believe that Orbital’s revenue recognition policy, including the recognition of incentive and award fees, follows the guidance in ASC Section 605-35-25 and the AICPA Audit and Accounting Guide for Federal Government Contractors (the AICPA Guide) which states “estimated revenue from a contract is the total amount that a contractor expects to realize.”  The AICPA Guide states that “a basis frequently exists for the reasonable prediction of performance in relation to established targets.”  It further states that “contractors must be able to make reasonably dependable estimates of incentive or award fees to consider them in determining total estimated contract revenue.”  We included the mission success milestones in the total estimated contract revenue because we believe we met the “reasonably dependable” threshold in the aforementioned guidance.

We believe that the Company, including its personnel with extensive relevant experience, along with NASA and other qualified third party advisors, is able to make reasonably dependable estimates, judgments and assessments regarding the achievement of the launch and delivery milestones pertaining to the CRS contract and therefore the amount of revenue expected to be realized.  The Company’s judgments and estimates in this regard are based upon historical experience and other objective criteria and we believe that the Company has applied such judgments and estimates on a basis that is consistent with GAAP and the Company’s policies.

The Company’s March 16, 2012 letter discusses in detail the rationale for the Company’s judgments regarding the expected success of the Antares launch vehicle and the Cygnus cargo delivery system and the rationale for the Company’s judgments and estimates regarding the inclusion of the launch and delivery milestones in estimated total contract revenue.   As discussed in our March 16, 2012 letter, the Antares rocket and Cygnus cargo delivery system utilize Orbital’s proven systems and many well-established design approaches, engineering standards, production and test processes common to Orbital’s family of highly successful launch vehicles and spacecraft.  In addition, the Company has significant relevant experience with similar technologies and systems.  Furthermore, as discussed above, similar cargo delivery missions to the ISS have been conducted successfully multiple times by other entities with a very high degree of success.  The Company’s execution of the CRS contract does not entail leading edge, unproven technologies, and any new adaptations of technology are being vetted on the COTS program to further mitigate risk.  As a result, we believe that the Company has a reasonable basis to make judgments regarding mission success.

We believe that the fact that the Company and NASA agreed to a firm fixed-price contract is indicative that both parties believe that the CRS contract does not entail excessive mission performance risk.  We also believe that if NASA or the Company had assessed that the CRS

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mission objectives were experimental or highly risky, the Company would have insisted on entering into a cost-reimbursable type contract that would provide for greater flexibility and control rather than committing to a nearly $2 billion fixed-price commercial contract.  We believe that an award of this scope and magnitude on a fixed-price basis (rather than a cost reimbursable contract) is indicative of judgments by the Company regarding the Company’s ability to successfully achieve the CRS contract objectives.  Furthermore, we would not have agreed to contingent launch and delivery milestones that comprise such a material percentage of contract value if the Company or NASA had assessed that the performance milestones were highly risky.

Since the inception of the CRS contract, the Company has assumed a very high probability of successful achievement of the launch and delivery milestones.  Exclusion of the launch or delivery milestones from estimated total contract revenue would be wholly inconsistent with the expectations and judgments of the Company and NASA, and would result in financial reporting that would not be reflective of the economics of the contract.  The Company’s proposal and bid for the CRS contract assumed that we would successfully perform the contract and that the contract would be profitable.  If all of the launch and delivery milestones were excluded from total estimated contract revenue, the CRS contract would have been in a loss position from the start, which we believe is an illogical proposition.  Moreover, exclusion of all of the launch or delivery milestones from total estimated contract revenue would be tantamount to assuming that the Company does not have a reasonable basis to predict that any of the eight CRS contract missions would be successful.  The risk of all eight missions failing would be an extremely low probability and unreasonable outcome and inconsistent with our understanding of the contract performance risks.

Expanded Disclosures

In connection with the Staff’s inquiry, the Company expanded its disclosures in its 2011 Form 10-K and its Form 10-Q for the first quarter of 2012 regarding the revenues, costs and profit recognized and the risks associated with the CRS contract including the materiality of the launch and delivery milestones.  These additional disclosures in our MD&A and financial statements specifically identify CRS revenues recognized and the percentage of CRS revenues that is subject to launch and delivery milestones.  Attachments 1 and 2 summarize the relevant disclosures included in the Company’s 2011 Form 10-K and Form 10-Q for the first quarter of 2012.  We believe that the disclosures provide a clear understanding of the Company’s financial reporting for this contract.

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Conclusion

We believe that the Company, including its personnel with extensive relevant experience, along with NASA and other qualified personnel, is in the best position to make reasonable estimates, judgments and assessments regarding the achievement of the launch and delivery milestones pertaining to the CRS contract.  Orbital has successfully executed spacecraft and space launch vehicle contracts for 30 years and the Company believes that its rocket launches and spacecraft deployments have historically demonstrated a basis to reasonably predict performance.  GAAP indicates that the estimation of contract incentives “may require substantial qualitative judgment and experience with the types of activities covered by the contract” and the Company has significant, relevant experience with the types of activities being conducted under the CRS contract.  Our judgments and estimates in this regard are based upon the Company’s experience and other objective criteria and we believe that the Company has applied such judgments and estimates on a basis that is consistent with GAAP and the Company’s policies.

We continue to believe that it is appropriate to have included [***] of the launch milestones and [***] of the delivery milestones in estimated CRS contract revenues since the Company began recognizing revenues on this contract in 2009.  Consistent with GAAP and the Company’s revenue recognition policy, the Company will continue to reassess is judgments and estimates each reporting period.

If you have any questions or further comments, please contact the undersigned at (703) 406-5676, or Hollis Thompson, Senior Vice President and Controller, at (703) 406-5429.

Sincerely,

/s/ Garrett E. Pierce
Garrett E. Pierce
Vice Chairman and Chief Financial Officer

cc.     Ajay Koduri
          Robert Littlepage
          Kyle Moffatt
          Carlos Pacho
          Dean Suehiro

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Attachment 1

ORBITAL SCIENCES CORPORATION
Financial Statement Disclosures

The Company’s disclosures in its Form 10-K for the year ended December 31, 2011 related to the CRS contract consist of the following:

PART I

Item 1A.  Risk Factors

We are dependent on a single U.S. Government contract for a large percentage of our revenues and backlog.
“Our CRS contract to deliver cargo to the International Space Station (“ISS”) accounted for approximately 18% of our revenues in 2011, and we expect it to continue to account for a material percentage of our revenues in 2012.  Given the uncertainty surrounding future government spending and the right of U.S. Government customers to terminate our contracts for convenience, there can be no assurance that the current backlog for this contract ultimately will be recognized in revenues.  The cancellation of our CRS contract for any reason, including as a result of reductions in appropriations or the failure to achieve milestones due to technical issues or delays, would have a material adverse effect on our financial condition and results of operations.  In addition, the failure to achieve certain milestones related to the successful launch of our Antares rocket and the successful delivery of cargo to the ISS could result in a material reduction of future revenues and profit.”

If the SEC disagrees with our assumptions underlying our CRS contract revenues recognized in 2011, 2010 and 2009, we may be required to reverse a portion of such revenues and we could be required to restate our financial statements for prior periods.
“…  Our consolidated results contained in this Annual Report on Form 10-K were prepared in accordance with our existing accounting policies, using assumptions which we believe are appropriate based on current facts and circumstances, all of which are consistent with those applied in prior audited periods…  If the SEC disagrees with our assumptions underlying our CRS contract revenues recognized in 2011, 2010 and 2009, we may be required to reverse a portion of such revenues and we could be required to restate our financial statements for prior periods.  We also could be required to defer recognizing a portion of future CRS contract revenues until and unless certain contract milestones are achieved.   The CRS contract accounted for approximately 18%, 21% and 9% of our revenues in 2011, 2010 and 2009, respectively; consequently, there is a risk that a restatement could materially reduce the amount of revenues and profit reported in those periods.”

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Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview

Critical Accounting Policies and Significant Estimates
“Mission success milestones relating to the launch of our Antares rocket with its Cygnus payload and the successful delivery of cargo to the ISS comprise approximately 25% of total CRS contract value.  If we do not achieve these mission success milestones, we may be required to record revenue and profit reductions.  As of December 31, 2011, we have recognized $628 million of revenues for this contract.”

Consolidated Results of Operations for the Years Ended December 31, 2011, 2010 and 2009

Revenues
“The CRS contract was our largest contract in 2011.  The launch vehicle portion of the CRS contract is reported in our launch vehicles segment and the remainder of the CRS contract is reported in our advanced space programs segment.  CRS contract revenues totaled $247.4 million in 2011, a decrease of $30.3 million, or 11%, compared to 2010, attributable to decreased activity in 2011.”

Operating Income
“Total operating income from the CRS contract was $12.5 million in 2011...”

 “Total operating income from the CRS contract was $13.7 million in 2010...”

Segment Results

Launch Vehicles
“Antares launch vehicle revenues were $199.7 million and $148.8 million in 2011 and 2010, respectively, which included $85.3 million and $97.0 million, respectively, related to the CRS contract...  Antares launch vehicle revenues accounted for 41% and 35% of total launch vehicles segment revenues in 2011 and 2010, respectively.”

“Antares launch vehicle revenues were $148.8 million and $16.2 million in 2010 and 2009, respectively, which included $97.0 million and $8.2 million, respectively, related to the CRS contract …  Antares launch vehicle revenues accounted for 35% and 4% of total launch vehicles segment revenues in 2010 and 2009, respectively.”

“Operating income from Antares launch vehicle production work for the CRS contract was $4.4 million and $4.7 million in 2011 and 2010, respectively.”

“Operating income from Antares launch vehicle production work for the CRS contract was $4.7 million and $0.4 million in 2010 and 2009, respectively.”

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Advanced Space Programs
“In 2011, … the CRS contract … accounted for … 37%  … of total segment revenues, compared to … 43%  … of total segment revenues in 2010.”

“In 2009, the CRS contract … accounted for … 28% … of total segment revenues.”

Liquidity and Capital Resources

Cash Flow from Operating Activities
“Under the terms of the CRS contract, a substantial percentage of the customer cash receipts are billable and collectible only upon the achievement of certain mission success milestones associated with launch and post-launch activities.”

Discussions with U.S. Securities and Exchange Commission
“… We are currently engaged in discussions with the SEC staff regarding our assumptions relating primarily to the timing of the recognition of launch and delivery milestones under the CRS contract.  The launch and delivery milestones comprise approximately 25% of total CRS contract value.  Total CRS contract revenue recognized through December 31, 2011 is approximately $628 million.  Our consolidated results contained in this Annual Report on Form 10-K were prepared in accordance with our existing accounting policies and using assumptions which we believe are appropriate based on current facts and circumstances, all of which are consistent with those applied in prior audited periods.  Until these discussions are resolved, we cannot determine if we will be required to supplement our disclosures or restate or make other changes to our historical consolidated financial statements, including the financial information contained in this Annual Report on Form 10-K.”

Item 8.  Financial Statements and Supplementary Data

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  Commitments and Contingencies

Discussions with U.S. Securities and Exchange Commission

“… The company is currently engaged in discussions with the SEC staff regarding the company’s assumptions relating primarily to the timing of the recognition of launch and delivery milestones under the CRS contract.  The launch and delivery milestones comprise approximately 25% of total CRS contract value.  Total CRS contract revenue recognized through December 31, 2011 is approximately $628 million.  The company’s consolidated results contained in this Annual Report on Form 10-K were prepared in accordance with our existing accounting policies and using assumptions which the company believes are appropriate based on current facts and circumstances, all of which are consistent with those applied in prior audited periods.  Until these discussions are resolved, the company cannot determine if it will be required to supplement its disclosures or restate or make other changes to its historical consolidated financial statements, including the financial information contained in this Annual Report on Form 10-K.”

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Attachment 2

ORBITAL SCIENCES CORPORATION
Financial Statement Disclosures

The Company’s disclosures in its Form 10-Q for the first quarter of 2012 related to the CRS contract consist of the following:

Notes to Condensed Consolidated Financial Statements March 31, 2012 and 2011

Note 4 -  Receivables
“Under the terms of the company’s Commercial Resupply Services (“CRS”)  contract with NASA, a substantial percentage of the customer cash receipts are billable and collectible only upon the satisfaction of certain key milestones, including the successful completion of each mission.  Unbilled receivables at March 31, 2012 and December 31, 2011 include $204.8 million and $130.4  million, respectively, pertaining to the CRS contract.”

Note 11 -  Commitments and Contingencies
“… The launch and delivery milestones comprise approximately 25% of total CRS contract value.  CRS contract revenues recognized through March 31, 2012 totaled approximately $703 million….”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations for the Quarters Ended March 31, 2012 and 2011

Revenues
“The CRS contract accounted for 22% and 21% of consolidated revenues in the first quarter of 2012 and 2011, respectively…  CRS contract revenues totaled $74.4 million in the first quarter of 2012, an increase of $6.7 million, or 10%, due to a higher level of contract activity in the first quarter of 2012.  Since the inception of the CRS program through March 31, 2012, a total of $703 million of revenues have been recognized on the contract.”

Operating Income
“Total operating income from the CRS contract was $3.4 million and $3.3 million in the first quarter of 2012 and 2011, respectively.  Since the inception of the CRS program through March 31, 2012, a total of $35 million of operating income has been recognized on the contract.”

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Segment Results for the Quarters Ended March 31, 2012 and 2011

Launch Vehicles
“Antares launch vehicle revenues … included $11.8 million and $31.4 million, respectively, related to the COTS program and $34.9 million and $18.1 million, respectively, related to the CRS contract.”

Advanced Space Programs
“Revenues from the CRS contract decreased $10.1 million, or 20%, attributable to decreased contract activity.  The CRS program accounted for 34% and 53% of total segment revenues in the first quarter of 2012 and 2011, respectively.”

Liquidity and Capital Resources

Cash Flow from Operating Activities
“…Under the terms of the CRS contract, a substantial percentage of the customer cash receipts are billable and collectible only upon the satisfaction of certain key milestones, including the successful completion of each mission.  The first CRS mission is scheduled to be completed in the first half of 2013….”

Discussions with U.S. Securities Exchange Commission
“…The launch and delivery milestones comprise approximately 25% of total CRS contract value.  CRS contract revenues recognized through March 31, 2012 totaled approximately $703 million….”